Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Six Months Ended		Twelve Months Ended
	June 30,		December 31,
	2014	2013	2013	2012	2011	2010	2009

Earnings from continuing operations before income taxes and equity in loss of investee companies	$1,351	$1,354	$2,665	$2,357	$1,983	$1,209	$533

Add:
Distributions from investee companies	8	6	8	11	6	—	2
Interest expense, net of capitalized interest	187	188	375	401	433	526	538
1/3 of rental expense	33	34	70	68	68	68	71

Total Earnings from continuing operations	$1,579	$1,582	$3,118	$2,837	$2,490	$1,803	$1,144

Fixed charges:
Interest expense, net of capitalized interest	$187	$188	$375	$401	$433	$526	$538
1/3 of rental expense	33	34	70	68	68	68	71

Total fixed charges	$220	$222	$445	$469	$501	$594	$609

Ratio of earnings to fixed charges	7.2x	7.1x	7.0x	6.0x	5.0x	3.0x	1.9x